HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability

(Stock Code: 97)

ANNOUNCEMENT
PURSUANT TO RULES 2.07A AND 2.07B OF THE LISTING RULES

For the protection of the environment and the saving of mailing and printing costs and as permitted under all applicable laws and regulations and its articles of association, instead of sending Corporate Communications to all shareholders in printed form and in both English and Chinese, Henderson Investment Limited intends to let shareholders choose to receive the Company's Corporate Communications (i) by electronic means through the Company's website at www.hld.com; or (ii) in printed form, in English or Chinese only, or in both English and Chinese.

This announcement is made pursuant to Rule 2.07A and Rule 2.07B of the Listing Rules.

INTRODUCTION

For the protection of the environment and the saving of mailing and printing costs and as permitted under all applicable laws and regulations and its articles of association, instead of sending Corporate Communications to all shareholders in printed form and in both English and Chinese, Henderson Investment Limited (the "Company") intends to let shareholders choose to receive the Company's Corporate Communications (i) by electronic means through the Company's website at www.hld.com; or (ii) in printed form, in English or Chinese only, or in both English and Chinese.

PROPOSED ARRANGEMENTS

In accordance with Rule 2.07A and Rule 2.07B of the Listing Rules, the Company has made or will make arrangements, including but not limited to, the following:

1. On 9 May 2007, the Company will send a letter (the "Information Letter") and a reply form (the "Reply Form") in both English and Chinese together with a pre-paid envelope, to its shareholders to enable them to select to receive future Corporate Communications: (i) by electronic means through the Company's website at www.hld.com; or (ii) in printed form, in English or Chinese only, or in both English and Chinese.

   Shareholders are entitled at any time by reasonable notice in writing to the Company's Share Registrars to change their choice of language and the means of receipt of Corporate Communications.

2. If no reply is received from the shareholders by 8 June 2007, the printed Chinese version of each future Corporate Communication will be sent to all Hong Kong shareholders

who are natural persons with a Chinese name using a Hong Kong address (based on the address appearing in the register of members of the Company maintained by the Company's Share Registrars), and the printed English version will be sent to all other shareholders.

3. When each printed Corporate Communication is sent out in accordance with the arrangements described in paragraph 2 above, a change request form (the "Change Request Form"), prepared in English and Chinese, together with a pre-paid envelope will be attached to the sent out version(s) of the Corporate Communication, specifying that the Corporate Communication prepared in the other language will be available upon request, and that shareholders may change their choice of language and/or the means of receipt of Corporate Communications by completing the Change Request Form and returning it to the Company's Share Registrars.

4. If receipt by electronic means is chosen, and the relevant shareholders have specified their email addresses in the Reply Form, the Company will notify such shareholders by email on the day each new Corporate Communication is published on the Company's website. However, if the relevant shareholders have not provided their email addresses properly, the Company will notify such shareholders by mail of the publication of new Corporate Communication on the Company's website.

5. With respect to future shareholders, the Company will send both language versions of the first Corporate Communication to such shareholders together with a letter similar to the Information Letter and the Reply Form (in English and Chinese) for the use of such shareholders to indicate their preferences as to the means of receipt and the choice of language of future Corporate Communications. If no reply is received from such shareholders by an indicated deadline, the arrangements set out in paragraph 2 above will apply. .

6. The Information Letter and the Change Request Form will mention that both languages of each Corporate Communication will be available on the Company's website at www.hld.com and that the Company is providing a dial-up hotline service (Tel: 2980 1768) for one month from despatch of Information Letter to enable shareholders to make enquiry of the Company's proposed arrangements set out above.

For every current shareholder who elects to receive the Corporate Communications by electronic means, the Company will sponsor the planting of one tree in Hong Kong and its maintenance for the first three years.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"Corporate Communications"	any documents issued or to be issued by the Company for the information or action of holders of any of the Company's securities as defined in the definition stated in Rule 1.01 of the Listing Rules, including but not limited to: (a) the directors' report and annual accounts together with a copy of the auditors' report and, where applicable, a summary financial report; (b) the interim report; (c) a notice of meeting; (d) a circular; and (e) a proxy form
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Share Registrars"	Standard Registrars Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong

By Order of the Board
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 9 May 2007

As at the date of this announcement, the board of directors of the Company comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

於香港註冊成立之有限公司
(股份代號：97)

敬啟者：

有關日後公司通訊的指示

為支持環保及減省郵費及印刷成本，恒基兆業發展有限公司(「本公司」)欲讓股東選擇：(i)透過本公司網站(www.hld.com)以電子形式瀏覽；或(ii)以只收取英文版或中文版或同時收取中、英文版印刷本之方式收取本公司之公司通訊附註，以取代同時寄發中、英文版印刷本公司通訊予各股東之做法。

現謹奉函向股東確定選取本公司公司通訊的語言版本和收取方式。

請　閣下於隨附表格A選擇日後擬收取本公司公司通訊的：

- 印刷本；或
- 網上電子版本。

如　閣下選擇收取印刷本，請指定語言版本：

- 只收取英文版；
- 只收取中文版；或
- 同時收取中英文版。

請　閣下填妥表格A，並於二零零七年六月八日或之前，將表格寄回本公司股份登記及過戶處標準証券登記有限公司。

如　閣下選擇以電子形式收取公司通訊，本公司將贊助在本港植樹一棵並資助其首三年之保育費。

倘於二零零七年六月八日或之前仍未收到回覆，本公司則會將有關公司通訊的中文印刷本寄予所有具有中文姓名並以香港地址(按本公司股份登記及過戶處存置的股東名冊內所示的地址為準)登記的個人香港股東，並將英文印刷本寄予其餘之股東。

如　閣下選擇收取網上電子版本並有在表格A內註明　閣下之電郵地址，我們將在公司通訊寄發予股東當日以電郵通知　閣下，以便在本公司網站上瀏覽有關公司通訊。惟若　閣下未有恰當地提供電郵地址，本公司將以函件知會　閣下有關公司通訊已登載於本公司網站。

如　閣下欲更改已選擇的語言版本及收取方式，可隨時填寫更改回條(該更改回條將連同日後的公司通訊一併寄予　閣下，或可向本公司股份登記及過戶處索取)及交回予本公司股份登記及過戶處，費用全免。

本公司或其股份登記及過戶處將應要求提供日後公司通訊的中英文版本，該等文件亦載於本公司網站(www.hld.com)。若　閣下對本函件有任何疑問，請於本函件日期之一個月內，上午9時至下午5時(星期一至星期五，公眾假期除外)，致電本公司熱線2980 1768查詢。

公司秘書
廖祥源　謹啟

二零零七年五月九日

附件：如文

附註：「公司通訊」指本公司發出或將予發出以供其任何證券持有人參照或採取行動的任何文件，其中包括但不限於：
(a) 董事局報告及年度賬目，連同核數師報告的副本及(倘適用)財務報告摘要；
(b) 中期報告；
(c) 會議通告；
(d) 通函；及
(e) 代表委任書。

HENDERSON INVESTMENT LIMITED

Incorporated in Hong Kong with limited liability
(Stock Code: 97)

9 May 2007

Dear Shareholder,

Instruction in relation to future Corporate Communications

For the protection of the environment and the saving of mailing and printing costs, instead of sending corporate communications [Note] to all Shareholders in printed form and in both English and Chinese, Henderson Investment Limited (the "Company") intends to let Shareholders choose to receive the Company's corporate communications (i) by electronic means through the Company's website at www.hld.com; or (ii) in printed form, in English or Chinese only, or in both English and Chinese.

The purpose of this letter is to ascertain Shareholders' choice of language and means of receipt of the Company's corporate communications.

Please indicate in the attached Form A whether, in the future, you wish to receive the Company's corporate communications:

- in printed form; or
- by electronic means, through our website,

and, if in printed form, whether you wish to receive:

- the English version only;
- the Chinese version only; or
- both the English and Chinese versions.

Please complete Form A and return it to the Company's Share Registrars, Standard Registrars Limited, on or before 8 June 2007.

If you elect to receive the corporate communications by electronic means, the Company will sponsor the planting of one tree in Hong Kong and its maintenance for the first three years.

If we do not receive your reply on or before 8 June 2007, we will send the printed Chinese version of future corporate communications to all Hong Kong Shareholders who are natural persons with a Chinese name using a Hong Kong address (based on the address appearing in the register of members of the Company maintained by the Company's Share Registrars), and the printed English version to all other Shareholders.

If you choose electronic means and have specified your email address in Form A, we will send you an email notification of the publication of the relevant corporate communication on the Company's website on the day such corporate communication is sent to Shareholders. However, if you have not provided your email address properly, we will notify you by mail of the publication of the relevant corporate communication on the Company's website.

You may change your choice of language or means of receipt at any time, free of charge, by completing and returning to the Company's Share Registrars the change request form, a copy of which will be sent to you together with future corporate communications or can be obtained from the Company's Share Registrars.

Both the English and the Chinese versions of future corporate communications will be available from the Company or its Share Registrars on request, and the same will also be available on the Company's website at www.hld.com. If you have any queries relating to this letter, please call our hotline on 2980 1768 within one month from the date hereof from 9:00 a.m. to 5:00 p.m. (Monday to Friday, excluding public holidays).

Yours faithfully,

Timon Liu Cheung Yuen
Company Secretary

Encl

Note: Corporate communications refer to any documents issued or to be issued by the Company for the information or action of holders of any of the Company's securities, including but not limited to:

(a) the directors' report and annual accounts together with a copy of the auditors' report and, where applicable, a summary financial report;

(b) the interim report;

(c) a notice of meeting;

(d) a circular; and

(e) a proxy form.

於香港註冊成立之有限公司
(股份代號：97)

Form A 表格A

Please complete, sign and return this reply form to
Henderson Investment Limited's (the "Company") Share Registrars,
Standard Registrars Limited, using the pre-paid envelope.
請填妥及簽署下列回條，並以已預付郵費的回郵信封寄回恒基兆業發展有限公司(「恒發」)
股份登記及過戶處標準証券登記有限公司。

REPLY FORM 回條

I/We would like to receive the Company's future corporate communications:
關於恒發日後發佈的公司通訊，本人／吾等欲：

(Please tick only **one** box) (只可選擇**一項**，請於以下適當的空格加上「√」號。)

☐ in printed form in English only; or
只收取英文印刷本；或

☐ in printed form in Chinese only; or
只收取中文印刷本；或

☐ in printed forms in both English and Chinese; or
同時收取英文和中文印刷本；或

☐ by electronic means instead of in printed form (i.e. by receiving from the Company an email notification of the publication of the relevant corporate communication on the Company's website (www.hld.com) on the date of despatch of such corporate communication).
以電子方式取代印刷本(即於恒發向股東寄發公司通訊當日，接受由恒發以電子郵件知會該公司通訊已刊載於恒發網站(www.hld.com)上)。

My/Our email address:
本人／吾等的電郵地址：______________________________

(***please ensure your email address is properly filled in*** for the purpose of receiving notification of release of corporate communications)
(***請確保填上正確的電郵地址***以收取網上電子版本發佈通知之用)

Signature(s):
簽署：______________________________

Date:
日期：______________________________

____
Name(s) of Shareholder(s) in English
(Please use BLOCK LETTERS)
股東的英文名稱*(請以大楷書寫)*

____
Name(s) of Shareholder(s) in Chinese
股東的中文名稱

____
Shareholder's registered address
股東的登記地址

____
Contact Telephone Number
聯絡電話

Notes:
1. The above instruction will apply to all corporate communications of the Company to be sent to you until you inform us otherwise.
2. If any shares are held in joint names, all joint holders OR the joint holder whose name stands first on the Company's Register of Members should sign this Form in order for it to be valid.
3. Both printed English and Chinese versions of all the Company's future corporate communications will be available from the Company or its Share Registrars on request. They will also be available on the Company's website (www.hld.com).
4. If you have any queries relating to the completion of this Form, please call the Company's hotline on 2980 1768 within one month from the date of the cover letter from the Company from 9:00 a.m. to 5:00 p.m. (Monday to Friday, excluding public holidays).

附註：
1. 上述指示將適用於恒發發出的所有公司通訊文件，直至 閣下另行通知為止。
2. 如任何股份以聯名方式持有，則所有聯名持有人或名列恒發股東名冊的首名聯名持有人須於本表格上簽署，方為有效。
3. 恒發及其股份登記及過戶處將可應要求提供所有日後恒發的公司通訊文件的中、英文印刷本。該等通訊亦載列於恒發網站(www.hld.com)上。.
4. 如 閣下對填寫本表格有任何疑問，請於恒發隨附函件日期的一個月內，上午9時至下午5時(星期一至星期五，公眾假期除外)，致電恒發熱線2980 1768查詢。

END